APPENDIX A

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

JPMORGAN INSURANCE TRUST

(Amended as of April 24, 2010)

Funds of the Trust	Fee Payable to Adviser (as a Percentage of Each Fund’s Average Daily Net Assets
JPMorgan Insurance Trust Core Bond Portfolio	0.40%
JPMorgan Insurance Trust Equity Index Portfolio	0.25%
JPMorgan Insurance Trust Intrepid Growth Portfolio	0.65%
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio	0.65%
JPMorgan Insurance Trust Mid Cap Growth Portfolio (to be changed from JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio on 5/1/10)	0.65%
JPMorgan Insurance Trust Mid Cap Value Portfolio	0.65%
JPMorgan Insurance Trust U.S. Equity Portfolio	0.55%

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JPMorgan Insurance Trust

By:	/s/ Francesco Tango

Name:	Francesco Tango

Title:	Assistant Treasurer

J.P. Morgan Investment Management Inc.

By:	/s/ Robert L. Young

Name:	Robert L. Young

Title:	Managing Director

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